As filed with the Securities and Exchange Commission on July 11, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	87-0355929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4160

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Edward W. Stone, Chief Financial Officer

Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary

Velocity Express Corporation

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated file, or a small reporting company. See the definitions of “large accelerated filer,” accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.004	433,855 shares (1)	$0.88 (2)	$381,792 (2)	$15.00
Common Stock, par value $0.004	377,154 shares (3)	$0.96 (4)	$362,068	$14.23
Common Stock, par value $0.004	9,609,427 shares (5)	$0.73 (6)	$7,014,882 (6)	$275.69
Total	10,420,436 shares	(2)(6)	$7,758,742 (2)(6)	$304.92

(1)	Amount of shares of Common Stock issuable upon exercise of warrants to be registered. To be offered and sold by the selling stockholders upon the exercise of outstanding warrants.
(2)	Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock issuable upon exercise of warrants to be registered in accordance with Rule 457(g) under the Securities Act, based upon the price at which the warrants may be exercised.
(3)	Amount of shares issued as PIK interest payment on June 30, 2008.
(4)	Calculated on June 30, 2008 using a 5-day volume weighted average intraday price calculation as reported by Bloomberg Financial Markets.
(5)	Maximum amount of shares issuable in lieu of future PIK interest payments on December 31, 2008, June 30, 2009 and December 31, 2009.
(6)	Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock to be registered in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices for the Common Stock, $0.004 par value per share, as reported by NASDAQ on July 9, 2008, which date was within five business days of the date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 11, 2008

10,420,436 Shares

Common Stock

Our securityholders named in the table beginning on page 20 of this prospectus are offering an aggregate of 10,420,436 shares of our Common Stock. 377,154 of such shares are currently outstanding, 433,855 of such shares are issuable upon the exercise of currently outstanding warrants and 9,609,427 shares are issuable upon the election of the Company’s noteholders to receive a portion of their 2008 and 2009 interest payments in shares of our Common Stock. We will not receive any proceeds upon the sale of shares by the selling stockholders. We will receive the exercise price of the outstanding warrants that are exercised if such warrants are exercised for cash. See “Use of Proceeds.”

You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

The prices at which the selling securityholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices. Please see “Plan of Distribution.”

Our shares of common stock are listed on The NASDAQ Stock Market, Inc.’s Capital Market and trade under the ticker symbol “VEXP.” On July 10, 2008, the closing price of a share of our common stock was $0.66.

Investing in our common stock involves a high degree of risk. Before buying any securities, you should read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July XX, 2008

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

The distribution of this prospectus and the offering of the shares in certain jurisdictions may be restricted by law. Accordingly, the shares offered by this prospectus may not be sold or offered for sale in such jurisdictions, and this prospectus may not be used in, and does not constitute an offer by, or an invitation by or on behalf of, Velocity Express Corporation, the selling stockholders or any of their respective directors, officers, stockholders or affiliates, to purchase shares in any such jurisdiction where it is unlawful to make such an offer. Persons into whose possession this prospectus comes are required by Velocity Express Corporation, the selling stockholders and their respective directors, officers, stockholders and affiliates to inform themselves about and to observe any such restrictions. Neither Velocity Express Corporation, the selling stockholders, nor any of their respective directors, officers, stockholders or affiliates has any responsibility therefore.

EXPLANATORY NOTE

As reported in its Quarterly Report on Form 10-Q filed on May 19, 2008, the holders (the “Noteholders”) of the Company’s 12% Senior Secured Notes (the “Senior Notes”) issued under an Indenture dated July 3, 2006, as amended, consented to a Fourth Supplemental Indenture modifying the indenture governing their Senior Notes. The Fourth Supplemental Indenture (1) requires the issuance of an additional $7.8 million face value of the Senior Notes to the Noteholders, increasing the amount due to them to a total of $86.0 million face value outstanding, (2) increases the interest rate on the Senior Notes to 18% per annum, (3) allows for interest payments due in June 2008 and December 2008 to be paid in-kind, instead of cash, (4) allows for one half of the interest payments (9%) due in 2009 to be paid in-kind (“PIK”), instead of cash, (5) at the option of holder, provides for up to 50% of PIK interest to be paid in registered common shares at volume weighted average price (“VWAP”), but not less than $.88 per share, (6) reduces the exercise price of the 1,731,954 warrants originally issued with the Senior Notes in July 2006 from $17.56 to $1.35 per share, (7) requires the issuance of 433,855 additional warrants equal to 15% of the common stock of the Company to holders at $.88 per share, with a forced conversion feature at 150% of the initial conversion price, (8) replaces existing financial covenants with a $3.0 million minimum cash covenant, a $26.0 million minimum cash plus accounts receivable covenant, and a minimum EBITDA covenant, (9) waives the Noteholders’ right of first refusal to replace the Company’s senior secured revolving credit facility with Wells Fargo Foothill, (10) limits the amount and defines the terms under which replacement financing for the Company’s revolving credit facility is permitted, (11) commits any and all net proceeds from certain litigation to prepayment of the Senior Notes subject to the rights of the revolving credit facility provider, (12) permits the sale or licensing of the Company’s technology for use outside of North America, with certain proceeds or revenue from such sale or licensing committed to prepayment of the Senior Notes subject to the rights of the revolving credit facility provider, (13) permits the sale of certain non-core business units with certain proceeds from such sales committed to prepayment of the Senior Notes subject to the rights of the revolving credit facility provider, (14) reduces certain executive pay, and (15) provides for two Noteholder representatives on the Company’s Board of Directors (the “Debt Restructuring”).

As a result of the Debt Restructuring, this prospectus registers the resale of up to 10,420,436 shares of our Common Stock, comprised of (i) 377,154 shares issued on June 30, 2008 issued in lieu of the PIK interest payment, (ii) 433,855 shares issuable upon the exercise of the additional outstanding warrants issued as part of the Debt Restructuring and (iii) 9,609,427 shares issuable upon the election of the Company’s Noteholders to receive a portion of their 2008 and 2009 interest payments in shares of our Common Stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Velocity Express Corporation

Velocity Express Corporation and its subsidiaries, which we refer to as the “Company”, “Velocity” or “we” (unless we state or it is otherwise implied), are engaged in the business of providing time definite ground package delivery services. Throughout this prospectus, we refer to these services as “time definite logistics services.” We operate primarily in the United States with limited operations in Canada. We currently operate in a single-business segment.

We have one of the largest nationwide networks of time definite logistics solutions in the United States and are a leading provider of distribution, scheduled and expedited logistics services. Our customers are comprised of multi-location, blue chip customers with operations in the healthcare, commercial & office products, financial, transportation & logistics, technology and energy sectors.

Our service offerings are divided into the following categories:

•

distribution logistics, consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations for delivery to multiple locations and more broadly defined time schedules;

•	scheduled logistics, consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer; and

•	expedited logistics, consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, office products companies, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. The largest customer base for scheduled logistics consists of financial institutions that need a wide variety of services, including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies and the transfer of inter-office mail and correspondence. Most of our expedited logistics services occur within a major metropolitan area or radius of 40 miles, and we usually offer one-hour, two- to four-hour and over four-hour delivery services depending on the customer’s time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies. Expedited logistics services customers include suppliers of critical repair and maintenance parts and professional service firms.

Although many of our competitors have substantial resources and extensive experience in the same-day transportation business, we believe that our national presence, wide array of service offerings, use of sophisticated technology, driver recruitment standards, and branding strategy present a compelling competitive advantage in any market in which we currently operate.

Information about Us

Our business began as United Shipping & Technology, Inc., a Utah corporation. On August 28, 1999, United Shipping & Technology Inc. acquired from CEX Holdings, Inc. all of the outstanding shares of common stock of Corporate Express Delivery Systems, Inc. (“CEDS”), a provider of same-day delivery solutions. Subsequently, CEDS changed its name to UST Delivery Systems, Inc. and then to Velocity Express, Inc. The results of Velocity Express, Inc.’s operations have been included in our consolidated financial statements since August 28, 1999. On January 4, 2002, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into its wholly owned Delaware subsidiary Velocity Express Corporation. Since that time, we have operated as Velocity Express Corporation. On July 3, 2006, we, our wholly owned subsidiary CD&L Acquisition Corp (“Merger Sub”) and CD&L, Inc. (“CD&L”), entered into an agreement and plan of merger (the “Merger Agreement”) to acquire CD&L for approximately $63.2 million including closing costs. The Merger Agreement provided that, at the closing, Merger Sub would be merged with and into CD&L (the “Merger”), with each outstanding share of common stock of CD&L being converted into the right to receive $3.00 per share in cash. As a result of the Merger, which closed on August 17, 2006, CD&L became our wholly owned subsidiary.

The address of our principal executive office is located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, and our telephone number at that address is (203) 349-4160.

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this report because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, results of operations or cash flows could be negatively affected and the market price of our common stock could decline. The risk factors listed below should be read in conjunction with the risk factors disclosed in “Part I, Item 1A” of the Company’s Annual Report on Form 10-K, as amended, for the year ended June 30, 2007. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this report.

RISKS RELATED TO OUR BUSINESS

Given our history of losses, we cannot predict whether we will be able to achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

Our net losses applicable to common stockholders for the nine-month periods ended March 29, 2008 and March 31, 2007, were $32.5 million and $59.8 million, respectively. The respective periods’ net losses were $25.2 million and $35.2 million. The increased amount of net losses applicable to common stockholders for such periods was caused by beneficial conversion charges of $3.7 million and $20.5 million, and preferred stock dividends paid-in-kind of $3.5 million and $4.1 million for each of the respective periods. Our net losses applicable to common stockholders for the fiscal years ended June 30, 2007 and July 1, 2006, were $66.0 million and $23.6 million, respectively. The respective periods’ net losses were $39.5 million and $16.0 million. The increased amount of net losses applicable to common stockholders for such periods was caused by beneficial conversion charges of $21.2 million and $5.0 million, and preferred stock dividends paid-in-kind of $5.2 million and $2.6 million for the respective periods. To achieve profitability, we will be required to pursue new revenue opportunities, effectively limit the impact of competitive pressures on pricing and freight volumes, and fully implement our technology initiatives and other cost-saving measures. We cannot assure you that we will ever achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

We may be unable to fund our future capital needs, and we may need additional funds sooner than anticipated.

We have depended, and if we are unable to execute against our business plans, are likely to continue to depend, on our ability to obtain additional financing to fund our future liquidity and capital needs. We may not be able to continue to obtain additional capital when needed, and additional capital may not be available on satisfactory terms. Achieving our financial goals involves maximizing the effectiveness of the variable cost model, the implementation of customer-driven technology solutions and continued leverage of the consolidated back office selling, general and administrative platform. To date, we have primarily relied upon debt and equity investments to fund these activities. In conjunction with the Fourth Supplemental Indenture on May 19, 2008, we issued warrants to purchase approximately 1.9 million shares of the Company’s common stock. We may be required to engage in additional financing activities to raise capital required for our operations. If we issue additional equity securities or convertible debt to raise capital, the issuance may be dilutive to the holders of our common stock. In addition, any additional issuance may require us to grant rights or preferences that adversely affect our business, including financial or operating covenants.

Early termination or non-renewal of contracts could negatively affect our operating results.

Our contracts with our commercial customers typically have a term of one to three years, but are often terminable earlier at will upon 30 or 60 days’ notice. We often have significant start-up costs when we begin servicing a new customer in a new location. Termination or non-renewal of contracts could have a material adverse effect on our business, financial condition, operating results and cash flows.

We are highly dependent upon sales to a few customers. The loss of any of these customers, or any material reduction in the amount of our services they purchase, could materially and adversely affect our business, financial condition, results of operations and cash flows.

For the nine-month period ended March 29, 2008 we had one customer that accounted for approximately 16% of our revenue and our top ten customers in aggregate account for approximately 52% of our revenue. For the fiscal year end June 30, 2007 we had one customer that accounted for more than 12% of our revenue and our top ten customers in aggregate accounted for approximately 46% of our revenue. The loss of the one large customer or some of the top ten customers or a material reduction in their purchases of our services could materially and adversely affect our business, financial condition, results of operations and cash flows. In the second fiscal quarter of 2007, the Company lost two customers, a major office supply customer and a significant bank customer, which negatively affected the results of operations for the current year.

The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could materially and adversely affect our business, financial condition, results of operations and cash flows.

We face intense competition, particularly for basic delivery services. The industry is characterized by high fragmentation, low barriers to entry, competition based on price and competition to retain qualified drivers, among other things. Nationally, we compete with other large companies having same-day transportation operations in multiple markets, many of which have substantial resources and experience in the same-day transportation business. Price competition could erode our margins and prevent us from increasing our prices to our customers commensurate with cost increases. We cannot assure you that we will be able to effectively compete with existing or future competitors.

As a time definite logistics company, our ability to service our clients effectively often depends upon factors beyond our control.

Our revenues and earnings are especially sensitive to events beyond our control that can affect our industry, including:

•	extreme weather conditions;

•	economic factors affecting our significant customers;

•	mergers and consolidations of existing customers;

•	ability to purchase insurance coverage at reasonable prices;

•	U.S. business activity; and

•	the levels of unemployment.

The operation of our business is dependent on the price and availability of fuel. Continued periods of historically high fuel costs may materially adversely affect our operating results.

Our operating results may be significantly impacted by changes in the availability or price of fuel for our transportation vehicles. Fuel prices have increased substantially since 2004. Although we are currently able to obtain adequate supplies of fuel, it is impossible to predict the price of fuel. Political disruptions or wars involving oil-producing countries, changes in government policy, changes in fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future. We have historically had difficulty in recovering increased fuel costs from our customers and there can be no assurance that we will be able to fully recover increased fuel costs by passing these costs on to our customers in the future. In the event that we are unable to do so, our operating results will be adversely affected.

If we lose any of our executive officers, or are unable to recruit, motivate and retain qualified personnel, our ability to manage our business could be materially and adversely affected.

Our success depends on the skills, experience and performance of certain key members of our management. The loss of the services of any of these key employees could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our future success and plans for growth also depend on our ability to attract and retain skilled personnel in all areas of our business. There is strong competition for skilled management personnel in the time definite logistics businesses and many of our competitors have greater resources than we have to hire qualified personnel. Accordingly, if we are not successful in attracting or retaining qualified personnel in the future, our ability to manage our business could be materially and adversely affected.

Because we are exposed to litigation stemming from the accidents or other activities of our drivers and messengers, if we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We utilize the services of approximately 3,500 drivers and messengers. From time to time, these persons are involved in accidents or other activities that may give rise to liability claims against us. We cannot assure you that claims against us will not exceed the applicable amount of our liability insurance coverage, that our insurer will be solvent at the time of settlement of an insured claim, that the liability insurance coverage held by our independent contractors will be sufficient or that we will be able to obtain insurance at acceptable levels and costs in the future. If we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees.

Substantially all of our drivers are independent contractors and not our employees. From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. We do not pay or withhold federal employment taxes with respect to drivers who are independent contractors. Although we believe that the independent contractors we utilize are not employees under existing interpretations of federal and state laws, we cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers’ compensation, will not change. If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, we could be required to increase their compensation. Any of the foregoing possibilities could increase our operating costs and have a material adverse effect on our business, financial condition, operating results and cash flows.

If we are unable to recruit, motivate and retain qualified delivery personnel, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We depend upon our ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of our operations. We compete in markets in which unemployment is generally relatively low and the competition for independent contractors and other employees is intense. In addition, the independent contractors we utilize are responsible for all vehicle expense including maintenance, insurance, fuel and all other operating costs. We make every reasonable effort to include fuel cost adjustments in customer billings that are paid to independent contractors to offset the impact of fuel price increases. However, if future fuel cost adjustments are insufficient to offset independent contractors’ costs, we may be unable to attract a sufficient number of independent contractors.

We must continually evaluate and upgrade our pool of available independent contractors to keep pace with demands for delivery services. We cannot assure you that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to us. The inability to attract and retain qualified delivery personnel, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Although certain aspects of the transportation industry have been significantly deregulated, our delivery operations are still subject to various federal, state and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Our reputation will be harmed, and we could lose customers, if the information and telecommunication technologies on which we rely fail to adequately perform.

Our business depends upon a number of different information and telecommunication technologies as well as our ability to develop and implement new technologies enabling us to manage and process a high volume of transactions accurately and timely. Any impairment of our ability to process transactions in this way could result in the loss of customers and negatively affect our reputation. In addition, if new information and telecommunication technologies develop, we may need to invest in them to remain competitive, which could reduce our profitability and cash flow.

If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

The value of our goodwill and other intangible assets is significant relative to our total assets and stockholders equity. We review goodwill and other intangible assets for impairment during the fourth quarter of our fiscal year and at interim dates when events and circumstances warrant. Although we will complete our testing during the fourth quarter, based upon preliminary analyses performed during the first step of the goodwill impairment test, we believe the Company will record a material goodwill impairment charge in the fourth quarter of fiscal 2008. Changes in business conditions or interest rates could materially impact our estimates of future operations and result in additional impairments. As such, we cannot assure you that there will not be additional material impairments of our goodwill and other intangible assets. If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

The Fourth Supplemental Indenture modifying the indenture governing our Senior Notes resulted in: (i) a material loss on the extinguishment of debt negatively affecting our operating results in the fourth quarter and (ii) the reduction in the warrant exercise price and issuance of new warrants, triggering anti-dilution provisions in our preferred stock which have a dilutive effect on our existing common stockholders.

The substantial modification in May 2008 of the terms of the indenture governing our Senior Notes is accounted for as an extinguishment of the existing debt and the issuance of new debt. The loss on the extinguishment of debt in the fourth quarter is comprised of the following: acceleration into expense of unamortized debt discount and unamortized deferred financing fees associated with the Senior Notes, the consideration paid for the Fourth Supplemental Indenture in the form of the issuance of $7.8 million of modified Senior Notes and the issuance of new warrants to purchase shares of common stock, and a charge for the inducement reducing the warrant exercise price by $16.21, from $17.56 to $1.35. The reduction in warrant exercise price and the issuance of new warrants triggered anti-dilution provisions in the Series M Preferred Convertible Stock, the Series N Preferred Convertible Stock, the Series O Preferred Convertible Stock, the Series P Preferred Convertible Stock, and the Series Q Preferred Convertible Stock that adjusted the applicable conversion prices of such preferred stock downward, and caused charges to the net loss applicable to common shareholders from beneficial conversion features embedded in the various preferred stock securities.

We face trademark infringement and related risks.

There can be no assurance that any of our trademarks and service marks, collectively, the “marks”, if registered, will afford us protection against competitors with similar marks that may have a use date prior to that of our marks. In addition, no assurance can be given that others will not infringe upon our marks, or that our marks will not infringe upon marks and proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any mark claimed by us, and if instituted, that such challenges will not be successful.

We may face higher litigation and settlement costs than anticipated.

We have made estimates of our exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, our liability for claims may increase or decrease depending upon the ultimate development of those claims. In estimating our exposure to claims, we are relying upon our assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify us for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to our business, plaintiffs may bring claims against us that may include undetermined amounts of punitive damages. Such punitive damages are not normally covered by insurance.

RISKS RELATED TO OUR CAPITAL STRUCTURE

We have a substantial amount of debt outstanding and may incur additional indebtedness in the future that could negatively affect our ability to achieve or sustain profitability and compete successfully in our markets.

We have a significant amount of debt outstanding. At March 29, 2008, we had $78.2 million in aggregate principal amount of debt outstanding, $9.1 million of revolving credit borrowings, with no additional available borrowings and $34.1 million of stockholders equity. On May 19, 2008 the Company issued an additional $7.8 million in Senior Notes increasing the aggregate principal amount of debt outstanding to $86.0 million. The degree to which we are leveraged could have important consequences for you, including:

•

requiring us to dedicate a substantial portion of our cash flow from operations to make interest payments on our debt, approximately $7.7 million in fiscal 2009 and approximately $15.5 million in fiscal 2010, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making it more difficult for us to satisfy our debt and other obligations;

•	limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we may incur additional indebtedness in the future, subject to certain restrictions, exceptions and financial tests set forth in the indenture governing our senior notes. As of March 29, 2008, we were restricted from incurring additional debt under the terms of our indenture other than our credit facility, subject to the terms of the indenture and its supplements and our credit agreement, as amended.

If we cannot generate sufficient cash from our operations to meet our debt service and repayment obligations, we may need to reduce or delay capital expenditures, the development of our business generally and any acquisitions. If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow the debt holders to declare all borrowings outstanding to be due and payable.

Our senior notes and preferred stock contain restrictive covenants that limit our operating and financial flexibility.

The indenture and related supplements pursuant to which we issued our senior notes and the terms of our revolving credit facility as amended impose significant operating and financial restrictions on us. These restrictions limit or restrict among other things, our ability and the ability of certain of our subsidiaries to:

•	incur additional debt and issue preferred stock;

•

make restricted payments, including paying dividends on, redeeming, repurchasing or retiring our capital stock and making investments and prepaying or redeeming debt and making other specified investments;

•	create liens;

•	sell or otherwise dispose of certain assets, including capital stock of subsidiaries;

•	enter into agreements that would restrict our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions;

•	make capital expenditures;

•	engage in business other than our current businesses;

•	consolidate, merge, recapitalize or enter into other transactions that would affect a fundamental change on us; and

•

under certain circumstances, enter into a senior credit facility (or refinance any such facility) without first giving the holders of the senior notes a right of first refusal to provide such financing on May 19, 2008 the Noteholders consented to waiving their right of first refusal, and to terms under which replacement financing for the Company’s revolving credit facility is permitted.

The indenture and revolving credit facility agreement also contain certain financial covenants under which we must maintain cash and cash equivalents at specified levels and cash, cash equivalents and qualified accounts receivable at specified levels as well as specified financial ratios, including ratios regarding interest coverage, total leverage, senior secured leverage and fixed charge coverage, minimum EBITDA and minimum driver pay and purchased transportation measured as a percentage of revenue. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these covenants could result in an event of default, or possibly a cross-default or cross-acceleration of other debt that may be outstanding in the future. In that event, the holders of our then outstanding debt could allow the holders of that debt to declare all borrowings outstanding to be due and payable. In the event of a default under the indenture and related supplements or the revolving credit facility, as amended, the holders of the secured debt then outstanding could foreclose on the collateral pledged to secure our obligations under that debt, assets and capital stock pledged to them. The senior notes and borrowings under the credit agreement, as amended, are secured by a first-priority lien, subject to permitted liens, on collateral consisting of substantially all of our tangible and intangible assets.

The certificates of designation of several series of our outstanding preferred stock impose similar restrictions on us, including on the following:

•	authorizing or issuing additional series of preferred stock that ranks senior to, or on a par with, the outstanding preferred stock;

•	entering into mergers or similar transactions if our existing stockholders immediately before the transaction do not own 50% or more of the voting power of our capital stock after the transaction;

•	selling all or substantially all of our assets;

•	materially changing our lines of business;

•	selling, leasing or licensing our intellectual property or technology other than pursuant to non-exclusive licenses granted to customers in connection with ordinary course sales of our products;

•	raising capital by specified equity lines of credit or similar arrangements or issue any floating or variable priced equity instrument or specified other equity financings; and

•

until the date on which the original investors in our Series M Convertible Preferred Stock beneficially own less than 10% of our outstanding common stock, we are prohibited from issuing any preferred stock or convertible debt unless such preferred stock or convertible debt has a fixed conversion ratio. Similarly, we may not issue any of our common stock other than for a fixed price. Our inability to finance our operations in such ways may have an adverse effect on our business, financial condition, operating results and cash flows.

Because we expect to need to refinance our existing debt, we face the risks of either not being able to do so or doing so at higher interest expense.

Our senior notes mature in 2010. We may not be able to refinance our senior notes or renew or refinance any new credit facility we may enter into, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our senior notes or any new credit facility, our failure to repay all amounts due on the maturity date would cause a default under the indenture or the applicable credit agreement. In addition, our interest expense may increase significantly if we refinance our senior notes, which bear interest at 13% per year, or any new credit facility, on terms that are less favorable to us than the existing terms of our senior notes or any new credit facility.

Our revolving credit facility, as amended, contains monthly minimum EBITDA and Minimum Driver Pay/Purchased Transportation requirements that may be difficult to attain.

The revolving credit facility agreement, as amended, contains specified cash levels of minimum EBITDA and minimum Driver Pay/Purchased Transportation requirements. Our ability to comply with these ratios may be affected by events beyond our control.

The Company and its subsidiaries failed to achieve the minimum EBITDA levels contained in its credit agreement for the periods ended July 28, 2007, August 25, 2007, and December 29, 2007. Wells, in its capacity as agent and lender under the credit agreement granted the Company waivers and entered into amended agreements which provided for (1) revised monthly minimum EBITDA requirements, (2) minimum levels of driver pay and purchased transportation measured as percentages of revenue, (3) an increase in the interest rate, and (4), the requirement to have at all times between June 1, 2008 and June 30, 2008 at least $5.0 million of excess availability on the revolving credit facility.

The Company and its subsidiaries failed to achieve the minimum EBITDA levels contained in its amended credit agreement for the period ended February 23, 2008 and March 29, 2008 and did not meet the Driver Pay/Purchased Transportation covenant for the two three-week periods ended March 14, 2008 and April 11, 2008. Wells, in its capacity as agent and lender under the amended credit agreement, granted the Company waivers and entered into two additional amended agreements. The terms of the tenth amendment dated April 30, 2008 included (1) an increase in LIBOR margin from 4.00% to 6.00% until trailing twelve month EBITDA equals $15.0 million, dropping to a 5.25% LIBOR margin when trailing twelve month EBITDA is greater than $15.0 million and dropping to 4.50% LIBOR margin when trailing twelve month EBITDA is greater than $20.0 million, (2) the requirement to have a special reserve of available borrowings at all times starting at $350,000 and increasing $50,000 per week on each Monday following the Tenth Amendment Effective Date as defined in the tenth amendment and (3) new financial reporting requirements. The terms of the eleventh amendment dated May 19, 2008 includes revised minimum EDITDA levels and minimum Driver Pay/Purchased Transportation percentages of revenue , revised levels of reserves against available borrowing increasing the reserve to $1,000,000 plus an additional $100,000 each month commencing on July 1, 2008 and increasing in $50,000 increments to a maximum of $250,000 per month commencing in May 2009 until the revolving credit facility is paid in full elimination of the requirement to have at all times between June 1, 2008 and June 30, 2008 at least $5.0 million of excess availability on the revolving credit facility, and defining certain milestones to achieve in an effort to obtain replacement financing of the Company revolving credit facility. In the event these milestones are not achieved, the Company would be subject to an additional $500,000 fee. Although we believe we will be able to satisfy the revised minimum EBITDA and minimum Driver Pay/Purchased Transportation covenants, we cannot assure you we will be able to do so, or that we will be able to obtain or maintain additional waivers in the future if we are unable to maintain compliance with our debt covenants.

If we do not maintain our NASDAQ listing, you may have difficulty trading our securities.

We will need to maintain certain financial and corporate governance qualifications to keep our securities listed on the NASDAQ Capital Market (“NASDAQ”). At various times in the past, we have received notices from NASDAQ that we would be de-listed due to a variety of matters, including failure to maintain a minimum bid price of $1.00, failure to timely hold an annual stockholders meeting and failure to meet the minimum levels of stockholders’ equity. In each instance, we have taken the actions required by NASDAQ to maintain continued listing, but we cannot assure you that we will at all times meet the criteria for continued listing.

We received a notice on June 19, 2008 from the NASDAQ that we are not in compliance with the Marketplace Rule 4310(c)(4) regarding the minimum bid requirement for the continued listing of our common stock on the NASDAQ. We have a period of 180 days, until December 16, 2008, to attain compliance by maintaining a bid price of $1.00 for ten consecutive trading days. If we are unable to demonstrate bid price compliance by December 16, 2008, but are found to meet all other initial listing requirements for the NASDAQ, we may receive an additional 180-day compliance period. If we do not meet compliance requirements within the second 180-day period, NASDAQ will notify us that our common stock will be de-listed. Upon receiving this notice, we will file a current report on Form 8-K with the SEC disclosing that and related details. Although we may regain compliance with the NASDAQ listing requirements, the negative publicity surrounding the receipt of this notice will likely have a material adverse effect on the price of our Common Stock, our ability to raise capital, whether debt or equity, in the future unless and until this situation is resolved and will likely cause a negative perception of, and confidence in, us by our investors, customers, vendors, creditors and employees. Further failing to maintain our NASDAQ listing will result in our breaching covenants made to holders of our preferred stock and certain warrants. We cannot assure you that we will be successful in regaining compliance with NASDAQ listing requirements.

In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker- dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

Because we are a holding company with no operations, we will not be able to pay interest on our debt or pay dividends unless our subsidiaries transfer funds to us.

As a holding company, we have no direct operations and our principal assets are the equity interests we hold in our subsidiaries. Our subsidiaries are legally distinct from us and have no obligation to transfer funds to us. As a result, we are dependent on the results of operations of our subsidiaries and, based on their existing and future debt agreements, the state corporation law of the subsidiaries and any state regulatory requirements, their ability to transfer funds to us to meet our obligations, to pay interest and principal on our debt and to pay any dividends in the future.

Our stock price is subject to fluctuation and volatility.

The price of our common stock in the secondary market may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us, variations in our operating results, general trends in the transportation/logistics industry, government regulation and general economic and market conditions, among other things. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that have often been unrelated or disproportionate to the operating performance of the affected companies. The price of our common stock could be affected by such fluctuations.

Future issuances, or the perception of future issuances, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future issuances, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. Certain of our stockholders have registration rights with respect to their common stock and preferred stock, and the holders of our warrants and preferred stock may be forced to exercise and convert these securities into our common stock if specified conditions are met.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding preferred stock and warrants.

If we issue additional equity securities at a per share price lower than the current market price (in the case of our outstanding warrants) or the conversion price (in the case of our outstanding warrants and preferred stock), then the exercise price of such warrants and the conversion price of such preferred stock would automatically adjust downward. Such adjustments would have a dilutive effect on our existing common stockholders and a negative effect on our stock price.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, the terms of our credit facilities limit our ability to pay dividends.

Our organizational documents and applicable law could limit or delay another party’s ability to acquire us and, therefore, could deprive our investors of the opportunity to obtain a takeover premium for their shares.

A number of provisions in our certificate of incorporation and bylaws make it difficult for another company to acquire us. These provisions include, among others, the following:

•

requiring the affirmative vote of holders of not less than 62.5% of our Series M Convertible Preferred Stock and Series N Convertible Preferred Stock, each voting separately as a class, to approve certain mergers, consolidations or sales of all or substantially all of our assets;

•

requiring stockholders to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual stockholders meeting; and

•	authorizing the issuance of so-called “blank check” preferred stock without common stockholder approval upon such terms as the board of directors may determine.

In addition, TH Lee Putnam Ventures, L.P. beneficially owned, as of July 1, 2008, approximately 49.1% (excludes other TH Lee funds) of our outstanding common stock on a fully diluted basis, which means it can influence matters requiring stockholder approval, including important corporate matters such as a change in control of our company.

We are also subject to laws that may have a similar effect. For example, section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. As a result of the foregoing, it will be difficult for another company to acquire us and, therefore, could limit the price that possible investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our board of directors.

We may be exposed to risks relating to our internal controls and may need to incur significant costs to comply with applicable requirements.

Under Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In accordance with recently issued guidelines from the SEC, we are evaluating our internal controls over financial reporting in order for our management to ascertain that such internal controls are adequate and effective.

We recently expended significant resources to develop the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. There is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, we cannot assure you that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm in 2009. If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. Investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that statements contained in, or incorporated by reference into, this prospectus that are forward-looking involve risks and uncertainties that may impact our business, financial condition, results of operations and prospects. Forward-looking statements are statements that are not about historical facts or information. They are contained throughout, or incorporated by reference into, this prospectus, for example, in “Risk Factors.” They include statements concerning our general expectations, plans and strategies, financing decisions, expectations for funding capital expenditures, anticipated financial results, future operations, an assessment of our industry and competition, and an evaluation of pending litigation, among others. The words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” “targets” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected. Many of these risks are beyond our ability to control or predict. All forward-looking statements are qualified in their entirety by the cautionary statements contained throughout this prospectus. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. Changes may occur after that date and, except as required by applicable law, we will not update that information whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock covered hereby, by any of the selling stockholders. Some of the shares of Common Stock to be sold in this offering have not yet been issued and will only be issued upon the exercise of warrants or upon the election of Noteholders to receive stock in lieu of the PIK interest payment. We will receive estimated proceeds of approximately $381,792 if all such warrants are exercised for cash, however, the outstanding warrants being registered have a cashless exercise feature. We intend to use any proceeds received from the exercise of the warrants for general corporate purposes.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. Unless otherwise noted, the shares listed below represent the shares that each selling stockholder beneficially owned on July 1, 2008. The percentages of shares beneficially owned are based on 2,892,366 shares of our common stock outstanding as of July 1, 2008. The table below sets forth the number of shares of Common Stock that are:

•	owned beneficially by each of the selling stockholders;

•	offered by each selling stockholder pursuant to this prospectus;

•

to be owned beneficially by each selling stockholder after completion of the offering, assuming that all of the warrants held by the selling stockholder are exercised and all of the shares offered in this prospectus are sold and that none of the other shares held by the selling stockholders if any, are sold; and

•

the percentage to be owned by each selling stockholder after completion of the offering, assuming that all of the warrants held by the selling stockholder are exercised and all of the shares offered in this prospectus are sold and that none of the other shares held by the selling stockholder, if any, are sold.

For purposes of this table each selling stockholder is deemed to beneficially own:

•	the issued and outstanding shares of Common Stock owned by the selling stockholder as of July 1, 2008;

•	the shares of Common Stock underlying all warrants being registered hereunder owned by the selling stockholders;

•	the shares of Common Stock underlying any other options or warrants owned by the selling stockholder which are exercisable as of June 9, 2008 through May 19, 2012.

Because the selling stockholders may offer all or some portion of the above-referenced securities under this prospectus or otherwise, no estimate can be given as to the amount or percentage that will be held by the selling stockholders upon termination of any sale. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of such securities since the date on which information in this table is provided, in transactions exempt from the registration requirements of the Securities Act. Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements, if required.

Except as otherwise noted, none of such persons or entities has had any material relationship with us during the past three years.

In connection with the registration of the shares of Common Stock offered in this prospectus, we will supply prospectuses to the selling stockholders.

Fund Name	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number		Percent		Number	Percent
Adar Investment Fund Ltd	262,980	(1)	8.33%	262,980	0	0.00%
ALTIMA Fund SICAV PLC	433,730	(2)	13.04%	390,167	43,563	1.48%
CAMOFI Master LDC	667,360	(3)	18.75%	546,584	120,776	4.01%
Cohanzick Credit Opportunities Master Fund, Ltd.	128,913	(4)	4.27%	128,913	0	0.00%
Context Advantage Fund, LP	976,473	(5)	25.24%	976,473	0	0.00%
Cougar Trading LLC	162,910	(6)	5.33%	162,910	0	0.00%
Finch Tactical Plus Class B	49,804	(7)	1.69%	44,802	5,002	0.17%
Gabriel Capital, L.P.	128,913	(8)	4.27%	128,913	0	0.00%
GPC LIX, LLC	121,826	(9)	4.04%	105,709	16,117	0.55%
Guggenheim Portfolio Company XXXI, LLC	121,826	(10)	4.04%	105,709	16,117	0.55%
HFR RVA Combined Master Trust	125,837	(11)	4.17%	109,189	16,648	0.57%
Jefferies & Company, Inc.	253,814	(12)	8.07%	132,779	121,035	4.02%
Institutional Benchmarks	55,237	(13)	1.87%	49,689	5,548	0.19%
LB I Group Inc.	1,678,381	(14)	36.72%	1,422,018	256,363	8.14%
LibertyView Funds, L.P.	81,988	(15)	2.76%	81,988	0	0.00%
LibertyView Special Opportunities Fund, LP	13,665	(16)	0.47%	13,665	0	0.00%
Trust “D” for a Portion of the Assets of the Kodak Retirement Income Plan	40,995	(17)	1.40%	40,995	0	0.00%
Longview Fund L.P.	880,066	(18)	23.33%	541,428	338,638	10.48%
Portside Growth & Opportunity Fund	1,613,308	(19)	35.81%	1,321,339	291,969	9.17%
Radcliffe SPC, Ltd.	500,521	(20)	14.75%	409,939	90,582	3.04%
Silver Oak Capital ,LLC	2,360,938	(21)	44.94%	1,933,666	427,272	12.87%
Whitebox Convertible Arbitrage Partners LP	1,062,691	(22)	26.87%	922,101	140,590	4.64%
Whitebox Hedged High Yield Partners LP	566,779	(23)	16.38%	491,796	74,983	2.53%
Whitebox Intermarket Partners LP	111,426	(24)	3.71%	96,685	14,741	0.51%

(1)	Includes 11,317 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(2)	Includes 13,287 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(3)	Includes 23,522 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(4)	Includes 5,548 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(5)	Includes 33,253 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(6)	Includes 5,548 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(7)	Includes 1,526 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.

(8)	Includes 5,548 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(9)	Includes 4,549 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(10)	Includes 4,549 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(11)	Includes 4,699 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(12)	Includes 5,714 shares of common stock issuable upon exercise of outstanding warrants and 91,696 shares issuable upon conversion of Series Q Preferred. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(13)	Includes 1,692 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(14)	Includes 61,196 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments. The warrants are subject to an exercise cap which precludes LB I Group Inc. from exercising such warrants to the extent that LB I Group Inc. would beneficially own in excess of 4.99% of the common stock. LB I Group Inc. is a wholly owned subsidiary of Lehman Brothers Inc., which is a registered broker-dealer. LB I Group Inc. has represented to us that it is not acting as an underwriter in this offering, it purchased the shares it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers Holdings Inc., a public reporting company, is the parent company of Lehman Brothers Inc.
(15)	Includes 3,528 shares of common stock issuable upon exercise of outstanding warrants and 26 shares of common stock. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(16)	Includes 588 shares of common stock issuable upon exercise of outstanding warrants and 5 shares of common stock. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(17)	Includes 1,764 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(18)	Includes 23,300 shares of common stock issuable upon exercise of outstanding warrants and 338,638 shares issuable upon conversion of Series P Preferred. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(19)	Includes 56,864 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(20)	Includes 17,642 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(21)	Includes 83,215 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(22)	Includes 39,682 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(23)	Includes 21,164 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.
(24)	Includes 4,161 shares of common stock issuable upon exercise of outstanding warrants. The balance of the shares listed as beneficially owned are comprised of the maximum amount of shares which could be received as future PIK interest payments.

PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders a total of 10,420,436 shares of our Common Stock, of which, 377,154 shares are issued and outstanding, 433,855 shares are issuable upon the exercise of currently outstanding warrants, and 9,609,427 shares are issuable upon the election of the Company’s Noteholders to receive a portion of their 2008 and 2009 interest payments in shares of our Common Stock.

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. The warrants may also be exercised by cashless exercise or by delivery of our 12% Senior Secured Notes due 2010, having a deemed value equal to 100% of the principal amount of such notes.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act (assuming for this purpose each Warrant will be exercised on a cashless basis).

DESCRIPTION OF SECURITIES

We summarize below the material terms and provisions of our amended and restated certificate of incorporation and bylaws pertaining to the securities to be registered in this Registration Statement. The following summary of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part and by reference to Delaware General Corporation Law.

General

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 999,515,270 shares of capital stock, consisting of 700,000,000 shares of common stock, par value $0.004 per share.

As of July 1, 2008, we had 2,892,366 shares of common stock outstanding, 28,207 shares of common stock reserved for future issuance under our stock-based incentive compensation plans; 2,359,266 shares of common stock reserved for issuance under our outstanding common stock warrants; and 5,208,543 shares of common stock reserved for issuance upon conversion of our Preferred Stock, including shares of Preferred Stock issued in lieu of cash dividends payable on the Preferred Stock. As a result of the foregoing, we have 689,511,618 shares of authorized but unissued shares of common stock remaining available for other purposes.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our certificate of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation, Bylaws and Applicable Law

Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in it receiving a premium over the prevailing market price for our shares.

These provisions include:

Removal of Directors; Vacancies

Our bylaws provide that, subject to the rights of any class of preferred stock, directors may be removed only upon the affirmative vote of holders of at least 80 percent of the voting power of all the then outstanding shares of capital stock entitled to vote, voting together as a single class. In addition, our bylaws provide that, subject to the rights of any class of preferred stock, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors (and not the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that stockholder action cannot be taken by written consent in lieu of a meeting. Further, our bylaws provide that, subject to the rights of any class of preferred stock, special meetings of the stockholders can only be called by our board of directors pursuant to a resolution adopted by a majority of the total number of directors we would have if there were no vacancies at the time of determination. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide that a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•

all information that is required pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our corporate secretary. To be timely, a stockholder’s notice must be given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is being made; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

Attempts to bring business before an annual meeting without complying with these provisions will not be permitted.

Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized but Unissued Shares

Under the Delaware General Corporation Law, or the DGCL, our authorized but unissued shares of capital stock will be available for future issuance without stockholder approval, subject in all cases to the rights of the holders of any outstanding series of preferred stock. However, the listing requirements of NASDAQ require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar with respect to the common stock is American Stock Transfer & Trust, 59 Maiden Lane, New York, New York.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon by Mark Carlesimo, our General Counsel and Secretary.

EXPERTS

Velocity Express Corporation

UHY LLP, an independent registered public accounting firm, audited our consolidated financial statements and schedule included in our Annual Report (Form 10-K) for the years ended June 30, 2007 and July 1, 2006. Those financial statements and schedule are incorporated by reference in this prospectus in reliance on the report thereon of UHY LLP given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule for the year ended July 2, 2005 included in our Annual Report on Form 10-K, as amended for the year ended June 30, 2007, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CD&L, Inc.

J.H. Cohn LLP, independent registered public accounting firm, has audited the consolidated financial statements of CD&L, Inc. as of and for the year ended December 31, 2005 incorporated by reference to this Registration Statement. CD&L, Inc.’s consolidated financial statements are incorporated by reference in reliance on J.H. Cohn LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, which may also be accessed on our website at www.velocityexpress.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

•	our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on October 15, 2007.

•	amendment to our Annual Report on Form 10-K/A for the year ended June 30, 2007, filed with the SEC on October 29, 2007.

•	the filed portions of the Current Reports on Form 8-K filed with the SEC on July 31, 2007, December 6, 2007, February 15, 2008, May 23, 2008 and June 12, 2008.

•

our Quarterly Report on Form 10-Q for the three months ending (i) September 29, 2007, filed with the SEC on November 13, 2007, (ii) December 29, 2007, filed with the SEC on February 12, 2008, and (iii) March 29, 2008, filed with the SEC May 20, 2008.

•	the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 19, 2007.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents that are incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Written or oral requests for copies should be directed to Velocity Express Corporation, attention Mark Carlesimo, General Counsel and Secretary, One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, telephone number (203) 349-4160.

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Copies of our SEC filings are also available through our website (http://www.ivivitechnologies.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s website at http://www.sec.gov.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law (“GCL”) authorizes a court to award or a corporation’s Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation is consistent with the Delaware GCL. Each of our directors, officers, employees and agents will be indemnified to the extent permitted by the Delaware GCL. We also maintain insurance on behalf of our directors and officers against liabilities asserted against such persons and incurred by such persons in such capacities, whether or not we would have the power to indemnify such persons under the Delaware GCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

10,420,436 Shares

Common Stock

PROSPECTUS

July XX, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$305
Legal fees and expenses	$20,000
Accounting fees and expenses	$17,500
Miscellaneous (including listing fees)	$700

Total	$38,505

Each selling stockholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by such selling stockholder.

Item 15.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

Article Five of the by-laws of Velocity Express provides that Velocity Express may indemnify and hold harmless, to the fullest extent authorized by the DGCL, any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or an officer of Velocity Express or is or was serving at the request of Velocity Express as a director, officer, employee or agent of any other corporation or entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss reasonably incurred by such indemnitee in connection with those proceedings. This right to indemnification includes the right to have Velocity Express advance the funds to cover expenses (including attorneys’ fees) incurred in defending any of those proceeding in advance of its final disposition; provided, however, that, if required by the DGCL, this expense advancement shall be made only upon delivery to Velocity Express of an undertaking by or on behalf of that indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. If a claim for indemnification under Velocity Express’ by-laws is not paid in full by the Company within thirty (30) days after a written claim has been received by Velocity Express, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against Velocity Express to recover the unpaid amount of the claim. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by Velocity Express to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses shall be on Velocity Express.

Article Nine of the certificate of incorporation of Velocity Express limits the personal liability of the directors of Velocity Express for violations of their fiduciary duty. This provision eliminates each director’s liability to Velocity Express or its shareholders for monetary damages except (i) for any breach of the director’s duty of loyalty to Velocity Express or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

The Company maintains a directors and officers insurance policy.

Item 16.	Exhibits

Exhibit Number	Description
2.1	Merger Agreement, dated September 8, 1999, by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp. (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 8, 1999).

2.2	Amendment No. 1 to Merger Agreement, dated September 22, 1999, by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp. (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 8, 1999).

2.3	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement, dated August 2, 2001, by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 13, 2001).

2.4	Agreement and Plan of Merger, dated July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., a wholly-owned subsidiary of Velocity Express Corporation, and CD&L, Inc., (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.1	Specimen form of common stock certificate (incorporated by reference from the Company’s Annual Report on Form 10-K, filed September 27, 2002).

4.2	Indenture, dated July 3, 2006, between Velocity Express Corporation and Wells Fargo Bank, N.A., as trustee, with respect to the Company’s 12% Senior Secured Notes due 2010 (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.3	Supplemental Indenture, dated as of August 17, 2006, among the Company, Wells Fargo Bank, N.A., as trustee, and the Subsidiary Guarantors named thereto (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.4	Second Supplemental Indenture, dated as of December 22, 2006, among the Company, Wells Fargo Bank, N.A., as trustee, and the Subsidiary Guarantors named thereto (incorporated by reference from the Company’s Current Report on From 8-K filed on December 27, 2006).

4.5	Third Supplemental Indenture, dated July 25, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K filed on July 25, 2007).

4.6	Fourth Supplemental Indenture, dated May 19, 2008 (incorporated by reference from the Company’s Current Report on Form 8-K filed on June 12, 2008).

4.7	Form of Senior Secured Note Due 2010 issued together with the Fourth Supplemental Indenture (incorporated by reference from the Company’s Current Report on Form 8-K filed on June 12, 2008).

4.8	Form of Warrant issued together with the Fourth Supplement Indenture (incorporated by reference from the Company’s Current Report on Form 8-K, filed June 12, 2008).

4.9	Form of Amended Warrant issued together with the Fourth Supplement Indenture (incorporated by reference from the Company’s Current Report on Form 8-K, filed June 12, 2008).

4.10	Second Allonge to Note issued together with the Fourth Supplement Indenture (incorporated by reference from the Company’s Current Report on Form 8-K, filed June 12, 2008).

4.11	Security Agreement, dated July 3, 2006, by Velocity Express Corporation and the Subsidiary Guarantors named therein, to and in favor of Wells Fargo Bank, N.A., as trustee (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.12	Amended Security Agreement, dated August 17, 2006, by Velocity Express Corporation and the Subsidiary Guarantors named therein, to and in favor of Wells Fargo Bank, N.A., as trustee (incorporated by reference from the Company’s Quarterly Report on Form10-Q, filed May 15, 2007).

4.13	Form of Warrant issued together with the 12% Senior Secured Notes due 2010 (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.14	Form of Warrant issued in connection with services (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.15	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed May 11, 2004).

4.16	Registration Rights Agreement, dated July 3, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series Q Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed July10, 2006).

4.17	Registration Rights Agreement, dated December 21, 2004, between Velocity Express Corporation and the Investors named therein with respect to the Series M Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K,filed December 27, 2004).

4.18	Registration Rights Agreement, dated April 28, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series N Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed May 4, 2005).

4.19	Registration Rights Agreement, dated July 18, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series O Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 26, 2005).

4.20	Registration Rights Agreement, dated October 14, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series P Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 20, 2005).

4.21	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series Q Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.22	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series M Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.23	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series N Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.24	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series O Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.25	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series P Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.26	Registration Rights Agreement, dated May 19, 2008, between Velocity Express Corporation and the Investors named therein (incorporated by reference from the Company’s Current Report on Form 8-K, filed June 12, 2008).

4.27	Stock Purchase Warrant to purchase up to 193,552 shares of common stock issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC, dated December 21, 2004 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed December 23, 2004).

4.28	Warrant to purchase up to 4,000 shares of common stock issued to BLG Ventures, LLC, dated August 23, 2001 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 13, 2001).

5.1	Opinion of Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary of the Company (filed herewith).

23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm (filed herewith).

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith).

23.3	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm (filed herewith).

23.4	Consent of Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary (included in Exhibit 5.1).

24.1	Power of Attorney (filed herewith as part of signature page).

99.1	CD&L, Inc. Financial Statements as of and for the years ended December 31, 2005 and 2004 (audited) and the six months ended June 30, 2006 (unaudited) (incorporated by reference from the Company’s Post-Effective Amendment No. 1 to Form S-1 filed on November 5, 2007).

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B,

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a–3 or Rule 14c–3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this filing on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westport, State of Connecticut, on July 11, 2008.

VELOCITY EXPRESS CORPORATION

By:	/s/ VINCENT A. WASIK
Vincent A. Wasik
Chairman of the Board and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward W. Stone as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ VINCENT A. WASIK	Chairman of the Board and	July 11, 2008
Vincent A. Wasik	Chief Executive Officer (Principal Executive Officer)

/s/ EDWARD W. STONE	Chief Financial Officer	July 11, 2008
Edward W. Stone	(Principal Financial and Accounting Officer)

/s/ ALEXANDER PALUCH	Director	July 11, 2008
Alexander Paluch

/s/ RICHARD A. KASSAR	Director	July 11, 2008
Richard A. Kassar

/s/ LESLIE E. GRODD	Director	July 11, 2008
Leslie E. Grodd

/s/ JOHN J. PERKINS	Director	July 11, 2008
John J. Perkins